EXHIBIT 21.1

XILINX, INC.

SUBSIDIARIES OF REGISTRANT

NAME	PLACE OF INCORPORATION OR ORGANIZATION

Xilinx Limited	United Kingdom

Xilinx K.K.	Japan

Xilinx Development Corporation	California, U.S.A.

Xilinx International, Inc.	Colorado, U.S.A.

Xilinx SARL	France

Xilinx GmbH	Germany

Xilinx AB	Sweden

Xilinx Benelux B.V.B.A.	Belgium

Xilinx Holding One Limited	Ireland

Xilinx Holding Two Limited	Ireland

Xilinx Holding Three Ltd.	Cayman Islands

Xilinx Holding Four Limited	Cayman Islands

Xilinx Holding Five Limited	Ireland

Xilinx Ireland	Ireland

Xilinx Antilles N.V.	Netherlands Antilles

Xilinx Netherlands B.V.	Netherlands

Xilinx Israel Limited	Israel

RocketChips, Inc.	Minnesota, U.S.A.